UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A


For Registration of Certain Classes of Securities Pursuant to Section 12(b) or
(g) of the Securities Exchange Act of 1934


                            CAPITAL GOLD CORPORATION
             (Exact name of registrant as specified in its charter)



            Delaware                                           13-3180530

(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                           Identification Number)



            76 Beaver Street                                      10005
              New York, NY
(Address of principal executive offices)                        (Zip Code)

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: None

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: |_|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: |X|

Securities Act Registration Statement file number to which this form relates:
N/A

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     Series B Common Share Purchase Rights


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ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

      On August 14, 2006, the Board of Directors of Capital Gold Corporation (the "Company"), declared a dividend (the "Dividend") of one Series B common share purchase right (a "Right") for each outstanding share of common stock, par value $.0001 per share. The Dividend is payable to holders of record on August 14, 2006. The specific terms of the Rights are contained in a Rights Agreement (the "Rights Agreement") entered into between the Company and American Stock Transfer & Trust Company as Rights Agent on August 15, 2006.

      In general terms, the Rights will impose a significant penalty upon any person or group that acquires beneficial ownership of 20% or more of the Company's outstanding common stock without the prior approval of the Board of Directors. The Rights Agreement provides an exemption for any person who is, as of August 15, 2006, the beneficial owner of 20% or more of the Company's outstanding common stock, so long as such Person does not, subject to certain exceptions, acquire additional common stock of the Company after that date. The Rights Agreement will not interfere with any merger or other business combination approved by the Board of Directors.

      The following is a summary of the terms of the Rights Agreement. This description is qualified in its entirety by reference to the full text of the Rights Agreement attached hereto as Exhibit 4.1.

      The Rights. The Rights will initially trade with, and will be inseparable from, the Company's existing common stock. The Rights are evidenced only by certificates that represent shares of existing common stock. New Rights will accompany any new shares of common stock the Company issues until the Distribution Date described below.

      Exercise Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series B Common Stock (a "Series B Share") for $3.00 once the Rights become exercisable. This portion of a Series B Share will give the stockholder dividend and liquidation rights that are senior, but generally similar, to those carried by one share of common stock, and one one-thousandth of the voting rights of one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

      Exercisability. The Rights will not be exercisable until

            o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 20% or more of the Company's existing common stock, or, if earlier,

            o 10 business days (or a later date determined by the Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

The date when the Rights become exercisable is referred to as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

      Consequences Of A Person Or Group Becoming An Acquiring Person.

            o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $3.00, purchase shares of our common stock with a market value of $6.00, based on the market price of the common stock prior to such acquisition.

            o Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $3.00, purchase shares of the acquiring corporation with a market value of $6.00, based on the market price of the acquiring corporation's stock prior to such merger.


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      Series B Share Provisions. Each one one-thousandth of a Series B Share, if issued:

            o     will not be redeemable;

            o will entitle holders to quarterly dividend payments of $0.001 per one-thousandth of a Series B share, or an amount equal to the dividend paid on one share of the Company's existing common stock, whichever is greater;

            o will entitle holders upon liquidation either to receive $1 per one-thousandth of a Series B share or an amount equal to the payment made on one share of the Company's existing common stock, whichever is greater;

            o will have one one-thousandth of the voting power of one share of the Company's existing common stock;

            o if shares of the Company's existing common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of such common stock.

The value of one one-thousandth of a Series B Share should be roughly approximate to the value of one share of the Company's existing common stock.

      Expiration. The Rights will expire on August 15, 2016.

      Redemption. The Board of Directors may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company effects a stock split or a dividend of common stock.

      Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's outstanding common stock, the Board of Directors may extinguish the Rights by exchanging one share of the existing common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

      Anti-Dilution Provisions. The Board of Directors may adjust the purchase price of the Series B Shares, the number of Series B Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Series B Shares or common stock. No adjustments to the exercise price of less than 1% will be made.

      Amendments. The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board of Directors may not amend the agreement in a way that adversely affects holders of the Rights.

      Stockholder Approval. The Rights Agreement is effective immediately, but will be terminated unless approved by a majority of the Company's stockholders at a meeting held on or prior to February 4, 2007, and any other applicable stockholder ratification requirements of the Toronto Stock Exchange are satisfied at such meeting.

ITEM 2.     EXHIBITS

      4.1 Rights Agreement, dated August 15, 2006, between Capital Gold Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 16, 2006).


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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

      Date: August 16, 2006.

                                        By: /s/ Jeffrey W. Pritchard
                                           -------------------------------------
                                             Name: Jeffrey W. Pritchard
                                             Title: Vice President


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